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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

OMB APPROVAL:
OMB Number: 3235-0058
Expires: May 31, 1997
Estimated average burden
hours per response....2.50

SEC FILE NUMBER:
0-25600

CUSIP NUMBER:

(CHECK ONE): ___ Form 10-K ___Form 20-F  ___Form 11-K

             /X/ Form 10-Q ___Form N-SAR

For Period Ended: March 31, 1997
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For  the Transition Period Ended:_________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full name of Registrant:

Oxford Tax Exempt Fund II Limited Partnership
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Former Name if Applicable:

N/A
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Address of Principal Executive Office (Street and Number):

7200 Wisconsin Avenue, 11th Floor
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City, State and Zip Code

Bethesda, Maryland 20814
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PART II- RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) /X/

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F,
11-K,  10-Q,   N-SAR,  or   the   transition   report  or  portion
thereof, could not be filed within  the prescribed time period.
                (Attach Extra Sheets if Needed)

Oxford  Tax  Exempt  Fund II  Corporation,  the  Managing  General
Partner of Oxford Tax Exempt Fund II Limited Partnership (the "Registrant") has encountered delays in processing financial and operating data. Since such information is needed in the preparation of the Registrant's Quarterly Report on Form 10-Q for the period ended March 31, 1997, it is beyond the Registrant's ability to file that Report on Form 10-Q on or before May 15, 1997 without unreasonable effort and expense.

PART IV- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

/S/  KENNETH C. WILLARD              301            961-3568
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           (Name)                (Area Code)    (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
     identify report(s).   Yes /X/     No / /
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PART IV- Other Information (continued)

(3)  Is it anticipated that any significant change  in  results of
     operations  from  the  corresponding  period   for  the  last
     fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
     Yes / /      No /X/
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If  so,  attach   an explanation of the anticipated  change,  both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


            OXFORD TAX EXEMPT FUND II LIMITED PARTNERSHIP
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             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: May 15, 1997  By: /S/ Kenneth C. Willard
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                        Kenneth C. Willard
                        Vice President


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative.
The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                           ATTENTION:
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| Intentional misstatements  or  omissions  of  fact  constitute |
| Federal Criminal Violations (See 18 U.S.C. 1001).              |
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                      GENERAL INSTRUCTIONS:

1.  This  form is  required by Rule 12b-25 (17 CFR 240.12b-25)  of
    the  General  Rules  and  Regulations  under  the   Securities
    Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.


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                      GENERAL INSTRUCTIONS: (continued)

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (section 232.201 or section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (section 232.13(b) of this chapter).